SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2005

Commission File Number: 000-30586

IVANHOE ENERGY INC.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *

Form 20-F ☐	Form 40-F ☐

* The registrant files annual reports under cover of Form 10-K

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K incorporates by reference the exhibit attached hereto.

Exhibit	Title

1	Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.
Date: March 10, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Exhibit 1

Letter to Shareholders

Dear Fellow Shareholders,

Ivanhoe Energy’s single goal is to build its oil and gas reserve base and production. Our strategy is to do this through the application of technologically innovative methods for oil and gas recovery, including the upgrading of heavy oil to light oil (HTL), state-of-the-art drilling techniques, enhanced oil recovery (EOR) and the conversion of natural gas to liquids (GTL).

This past year has set the stage for what we believe will be a watershed year for your company. Our most significant activities in 2004 culminated in our December agreement to acquire Ensyn Group Inc. (Ensyn) and its proprietary Rapid Thermal Processing (RTP™) heavy oil upgrading technology. We believe this technology can launch us into the forefront of heavy oil production around the world.

Heavy oil represents a massive world resource — more than twice the size of global light reserves, or conventional oil. Less than 1% of heavy oil deposits worldwide are under active development today. By upgrading, we can add significant market value to the crude, and costs are reduced through the avoidance of natural gas and diluent purchases and handling costs required to exploit the abundant heavy oil resources around the world.

Our early business development efforts for the application of the Ensyn RTP™ heavy oil upgrading technology indicate a huge potential for Ivanhoe Energy to gain equity positions in both existing and new heavy oil projects. We are in the process of studying opportunities and negotiating specific projects worldwide. The response we have received to date from both countries and companies with heavy oil deposits has been overwhelming. We are extremely enthusiastic about the potential for the implementation of this technology, which will be our main focus for 2005.

In December 2004, Ensyn announced the start-up of their heavy-to-light oil commercial demonstration facility in California. The facility is processing crude oil from Aera Energy LLC’s (Aera) Belridge and Midway-Sunset heavy oil fields. Aera is a California limited liability company owned by affiliates of Shell and ExxonMobil. The facility will also test crudes from other operators in California and throughout the world. We believe the successful testing and validation of this facility will significantly accelerate the implementation of this technology.

In 2004, we announced two memoranda of understanding (MOUs) to study the potential application of the Ensyn heavy oil upgrading technology to heavy oil fields in Iraq and Colombia. In 2003, prior to our agreement to purchase all of Ensyn, we obtained exclusive rights to deploy Ensyn’s RTP™ technology in these countries.

In addition, we will pursue initiatives that Ensyn has developed, including a non-binding MOU with Aera to advance negotiations for a 10,000-barrel-per-day RTP™ plant in California.

Other 2004 Accomplishments

In addition to the significant accomplishments related to our agreement to acquire Ensyn’s heavy-to-light oil technology, we outlined a number of specific strategies for 2004 in pursuit of our goal to build reserves and production. Following are those strategies that we outlined one year ago and the progress we have made against them.

Focusing on areas where production can be achieved quickly and efficiently to create cash flow to fund our operations and allow the Company to pursue its medium and long-term objectives

We increased production in China and the United States to approximately 2,200 net barrels of oil equivalent per day (Boe/d), before royalties, by the end of 2004 — an increase of 150% over the production level at the end of 2003. We drilled 48 wells in 2004.

We completed the farmout out of 40% of our Dagang oil field project in China in 2004 for $20 million. Richfirst Holdings Limited, a subsidiary of China International Trust & Investment Corporation (CITIC), became our joint venture partner in this project.

Pursuing oil and gas exploration, particularly in the San Joaquin Basin of California and the Sichuan Basin in China

In the U.S., we commenced production on our Citrus #1 well, confirming the commercial discovery at that property, and we drilled two follow-up wells.

In the Zitong block, in the Sichuan Basin in China, we completed much of the analysis and preparation for the exploration of this natural gas project. An initial drill site has been chosen and drilling of the first exploration well is expected to commence shortly.

Pursuing oil development and enhanced oil recovery initiatives in the U.S. and China

By year-end 2004, we had established approximately 1,100 net Boe/d of production, before royalties, from the South Midway, Citrus (Lost Hills) and Knights Landing fields in California and from the Spraberry field in Texas. We farmed into the Knights Landing natural gas project near Sacramento in February 2004, and increased our ownership in December. We also signed an agreement in 2004 to operate a thermal recovery/horizontal well oil project at LAK Ranch in Weston County, Wyoming. We are conducting pilot tests to determine the potential of this project.

And in China, we commenced oil production from the development phase of our Dagang oil field southeast of Beijing. At year-end 2004 the project had 22 producing oil wells and total gross production of 1,655 Boe/d.

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Exploiting licensed proprietary technology to become a leader in the development and operation of gas-to-liquids (GTL) projects; and pursuing opportunities in the Middle East and elsewhere to obtain rights to stranded gas deposits to use as feedstock for GTL projects.

In 2004, we continued to advance discussions for the implementation of GTL projects and are in preliminary discussions with several countries. We also are evaluating the potential to use new technologies to convert coal into a gas which the Syntroleum GTL process, in turn, can convert into clean-burning transportation fuels. Countries such as China and Mongolia are particularly suited to coal-to-liquids (CTL) processing because of their large supplies of coal.

Operating Results

Our revenues improved in 2004, up 86% from 2003, helped by both increased production and record high oil prices. More significantly, we achieved positive cash flow from operations of $4.0 million for 2004, compared to deficits of $1.5 million and $2.1 million in 2003 and 2002, respectively.

Although our 2004 results improved from 2003, we were not profitable in 2004. Our modest production compared to our significant business development activities, expenditures related to the Sarbanes-Oxley Act and the impairment of a number of U.S. oil and gas properties, resulted in a loss for the year of $0.12 per share compared to a loss of $0.20 per share in 2003. We impaired our U.S. oil and gas properties by $16.3 million in 2004 following an evaluation of a number of our proved properties at the Knights Landing, Citrus and South Midway fields, and a further impairment of our unproved properties, primarily Northwest Lost Hills. We believe we can continue to develop these fields over the coming year in order to economically increase our reserve base and improve our operating results.

We raised $20.8 million in early 2004, which, when combined with our cash flow from operations, was sufficient to fund our investing activities for the year.

Outlook

We plan to advance our strategy of building oil and gas reserves and production primarily through the application of technologically innovative methods. For the remainder of 2005, we will be pursuing agreements and contracts for the development of heavy oil fields using Ensyn’s proprietary RTP™ heavy oil upgrading technology in furtherance of our goal to acquire interests in major heavy oil deposits worldwide.

We also plan to increase our drilling program in 2005 on existing projects with a view to significantly adding to oil and gas reserves and production over the next several years. Our capital investment budget for 2005 is $79 million, which includes development of our producing fields, further exploration in the U.S. and China, and $2.3 million of our budget for the continued development of business initiatives around the world. We expect to commence our exploration drilling program shortly in the Sichuan Basin in China and also expect to enter into discussions in 2005 to test the deep gas well at Northwest Lost Hills in California.

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We plan to seek financing as needed from equity markets, project lenders, joint ventures or other potential financing sources to complete our 2005 capital investment program and the acquisition of Ensyn Group, to pursue acquisitions of proven and probable reserves and to deploy our HTL and GTL technologies. In addition, we, together with our 40% partner in the Dagang oil project, are in active discussions with European and Chinese lending banks to provide funding for the development of the Dagang field.

We are very excited as we look to 2005 and the many opportunities before us. We appreciate the continued support of our shareholders as we execute the vision we have for your company.

Sincerely,

David Martin	Leon Daniel
Chairman of the Board	President and Chief Executive Officer

March 7, 2005

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